Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2007

Mr. Peter N. Kellogg
Executive Vice President, Finance and Chief Financial Officer
Biogen Idec, Inc.
14 Cambridge Center
Cambridge, MA 02142

      Re: Biogen Idec, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 000-19311

Dear Mr. Kellogg,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant